UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2019
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 26, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Publishes First Annual Sustainability Report
MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 26, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today published its first annual IPG Sustainability Report, titled “Deepening our commitment to sustainability in packaging and protective solutions”. The report provides an overview of IPG's 2018 sustainability performance and highlights IPG's sustainability objectives for the years ahead.
2018 Sustainability Highlights:

•	2019 ENERGY STAR® Partner of the Year - Sustained Excellence designation

•	15 million pounds of film trim reclaimed from production processes in 2018

•	1.7 total case incident rate and 0.4 lost workday case incident rate safety record in 2018 which represents a total case incident rate reduction of over 50% since 2010

•	56% reduction in volatile organic compounds ("VOCs") since 2015, with 600 tons per year of VOCs eliminated through solvent-free production

•	Attained Extraordinary Environmental Enterprise (level E4) recognition from the Virginia Department of Environmental Quality, Environmental Excellence Program for the Danville plant in 2018
“Our inaugural report highlights how we have approached sustainability as a normal course of operating our business. It’s a record that we are proud of and we believe demonstrates our positive contribution to the global community in which we live, work and serve.” said Greg Yull, President and CEO of IPG. “As we pursue our vision to be a global leader in packaging and protective solutions, we intend to expand these values and deepen our commitment to sustainability. Managing our environmental footprint is sound business in and of itself, but it also positions us to exceed our customers’ expectations as they choose to make more sustainable choices in their supply chain. We believe that our continued focus on sustainability will engage our employees, assist our customers with meeting their goals, and provide value for our shareholders.”
In addition to our 2018 performance, the report highlights IPG’s sustainability objectives: 1) Resource Efficiency; 2) Safe Operations; 3) Tailored Solutions; and 4) Product Innovation. In each area, the report addresses past achievements and recent progress.
Read the full report at https://www.itape.com/investor%20relations/press%20releases%20and%20reports/annual%20reports
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and the Company can give no assurance that these assumptions will prove to have been correct and actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Sustainability Report. The Company will not update these statements unless applicable securities laws require it to do so.
For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com